



A0803599

4078650

FILED
Secretary of State
State of California
OCT - 4 2017

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

The undersigned certifies that:

1. He is the President and Secretary, respectively, of FANview, Inc., a California Corporation.

2. **a. <u>The title of the Articles of Incorporation of this corporation is amended to read as follows:</u>**

   ARTICLES OF INCORPORATION OF FANVIEW SPORTS, INC.

   b. <u>Article I of the Articles of Incorporation of this corporation is amended to read as follows:</u>

   The name of this corporation is FANview Sports, Inc.

3. The foregoing amendments to the Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 5,100,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

The undersigned further declares under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Date: 10-1-17

Bradley Heimowitz, President

Date: 10-1-17

Bradley Heimowitz, Secretary